Exhibit 99.1

News Release
November 10, 2022

Turquoise Hill to announce third quarter financial results on November 14, 2022

MONTREAL -- (BUSINESS WIRE) -- Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) will announce its third quarter financial results on Monday, November 14, 2022 before markets open in North America.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

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Turquoise Hill Resources Ltd. Truquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com